UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2005.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  NOVEMBER 28, 2005                   /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO


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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         CENTRASIA MINING CORP. (the "Issuer")
         300 - 1055 W. Hastings Street
         Vancouver, British Columbia   V6E 2E9
         Phone: (604) 688-4110

2.       DATE OF MATERIAL CHANGE

         November 28, 2005

3.       PRESS RELEASE

         The press release was released on November 28, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, Chief Financial Officer
         Phone: (604) 685-9316

9.       DATE OF REPORT

         November 28, 2005.



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CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC   V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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NOVEMBER 28, 2005                                  TRADING SYMBOLS:  TSXV - CTM
                                                                  OTCBB - CTMHF
                                                                FRANKFURT - C8M


          CENTRASIA SIGNS M.O.U. TO IMMEDIATELY ACQUIRE 100% OWNERSHIP
                          OF BULAKASHU MINING COMPANY

  BULAKASHU MINING COMPANY GRANTED NEW GOLD EXPLORATION LICENSE IN KYRGYZSTAN


Centrasia Mining Corp. ("Centrasia") is pleased to announce that it has entered into a Memorandum of Understanding (the "MOU") with Marsa Gold Corp. ("Marsa") whereby Centrasia will immediately acquire 100% ownership of Bulakashu Mining Company ("BMC"). The MOU replaces a previous agreement whereby the Company had the option to acquire BMC in stages over a period ending December 31, 2008. BMC's only asset is its exploration license of the Bulakashu Property in Kyrgyzstan. Now that Centrasia will own BMC, the option agreement has been amended such that BMC will hold an option to acquire the Bulakashu Property. Consequently, Centrasia and BMC can earn a 100% interest in the Bulakashu Property over a four year period by incurring exploration expenditures totaling approximately USD$2.36 million on the Bulakashu Property, and by issuing 1,025,000 shares of Centrasia and making cash payments totaling USD$120,000 to Marsa.

Mr. Douglas Turnbull, Centrasia's President, said "Having our own subsidiary in Kyrgyzstan is important to Centrasia going forward because it gives Centrasia a vehicle to make new acquisitions in the region the ownership of which is not contingent on the future exercise of an option".

In conjunction with this transaction, Marsa has caused BMC to be granted a license to explore the Eastern Sary Jaz Property in northeastern Kyrgyzstan. The Eastern Sary Jaz Property covers an area of 912 square kilometres along the Kyrgzstan-Kazakhstan border, approximately 110 kilometres east of Centerra Gold Inc.'s (TSX - CG), Kumtor Deposit. In consideration for the transfer of ownership of BMC and for the acquisition by BMC of the Eastern Sary Jaz Property, Centrasia has agreed to issue to Marsa 200,000 shares of Centrasia, subject to regulatory approval. Very little exploration work has been conducted on the Eastern Sary Jaz Project.

The Eastern Sary Jaz Property occurs in the Tien Shan Metallogenic belt which extends from Uzbekistan in the west, through Tajikistan and Kyrgyzstan into northwestern  China.  The  Tien  Shan  belt of  rocks  is a  major  metallogenic province, which is host to world class mesothermal gold deposits including Centerra Gold Inc.'s (TSX-CG) Kumtor Deposit. Kumtor has produced over 5 million ounces to date and is the largest Gold Mine in Kyrgyzstan and one of the largest gold deposits in the Tien Shan Metallogenic Belt. The Kumtor Deposit is hosted within Vendian rocks of the Jetymtau Formation consisting of pyritiferous black shales, phyllite, slate, conglomerate and siltstone, bound by two major northeast trending structures, the Nickolaev Line to the north and by
Atbashi-Inylchek fault to the south. This sequence of rocks extends northeastward from the Kumtor Deposit, approximately 110 kilometres, onto the Eastern Sary Jaz Property.

The MOU also provides that Centrasia and BMC shall retain Oleg Kim to act as the General Director of BMC on behalf of Centrasia. As such, Mr. Kim will manage Centrasia's property acquisition program in Central Asia. Mr. Kim is a principal of Marsa and was appointed a director of Centrasia on September 14, 2005. Mr. Kim is a Kyrgyz national with over 20 years experience in the mineral exploration throughout Central Asia. In addition to working for a number of state geology organizations in the Kyrgyz Republic, Mr. Kim was involved from 1993 until 2000 with the development of the Kumtor Deposit. In 1998 Mr. Kim became exploration manager at Kumtor in charge of the major continuing exploration program at the mine and responsible for Cameco Gold Corporation's CIS (former Soviet Union) exploration programs. During Mr. Kim's career, he has been responsible for five deposit discoveries including the Southwest Zone at Kumtor.

In his role as General Director of BMC, all of Mr. Kim's activities in Kyrgyzstan will be for the exclusive benefit of BMC.

"Our ownership of BMC together with our strengthened relationship with Oleg Kim greatly improves Centasia's position in Kyrgyzstan and the surrounding countries", said Douglas Turnbull, Centrasia's President. "Management has great confidence in Oleg to advance the interests of Centrasia in Kyrgyzstan and in the region".

Douglas Turnbull, P. Geo., a qualified person for the purposes of NI43-101 was responsible for the preparation of the technical information disclosed in this news release.


On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
____________________
Douglas Turnbull
President & C.E.O.



The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Forward Looking Statements. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Cautionary Note to U.S. Investors; This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. Investors that the S.E.C.'s mining guidelines strictly prohibit information of this type in documents filed with the S.E.C. U.S. Investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

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